                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          OptiCare Health Systems, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   68386P 10 5
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                                 (CUSIP Number)

                                Steven L. Ditman
                             Chief Financial Officer
                          OptiCare Health Systems, Inc.
                               87 Grandview Avenue
                               Waterbury, CT 06708
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 13, 1999
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------
CUSIP NO. 68386P 10 5

------------------------
--------------------------------------------------------------------------------

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    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Nazem OptiCare Partners, LP

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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
              (b) [X]
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    3   SEC USE ONLY

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    4   SOURCE OF FUNDS*

        OO
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)         [ ]

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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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          NUMBER OF                7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    275,617
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH
        ------------------------------------------------------------------------
                                   8     SHARED VOTING POWER

                                         0
        ------------------------------------------------------------------------
                                   9     SOLE DISPOSITIVE POWER

                                         275,617
        ------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         0
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        275,617
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

--------------------------------------------------------------------------------

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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.0%
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   14   TYPE OF REPORTING PERSON*

        PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


------------------------
CUSIP NO. 68386P 10 5

------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Fred Nazem LLC

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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                     (b) [X]
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    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        OO
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)         [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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          NUMBER OF                7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    0
           OWNED BY
             EACH
          REPORTING
            PERSON
            /WITH
        ------------------------------------------------------------------------
                                   8     SHARED VOTING POWER

                                         275,617
        ------------------------------------------------------------------------
                                   9     SOLE DISPOSITIVE POWER

                                         0

        ------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         275,617
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        275,617
--------------------------------------------------------------------------------

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.0%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*

   14   CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------
CUSIP NO. 68386P 10 5

------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Fred F. Nazem

--------------------------------------------------------------------------------

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
               (b) [X]
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    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        OO
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)         [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

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          NUMBER OF                7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    198,626
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH
        ------------------------------------------------------------------------
                                   8     SHARED VOTING POWER

                                         275,617
        ------------------------------------------------------------------------
                                   9     SOLE DISPOSITIVE POWER

                                         198,626
        ------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         275,617
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        474,243
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%%
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

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc. This Statement is being filed by the Reporting Persons (as defined herein) to report acquisitions of Shares as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

          (i) Name and Issuer: OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc. (hereinafter referred to as the "Company" or "Issuer").

          (ii) Address of the Principal Executive Offices of Issuer: 87 Grandview Avenue, Waterbury, CT 06708.

          (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $.001 par value (the "Common Stock").


Item 2. Identity and Background.

        (a)-(c) This statement is being filed on behalf of Nazem OptiCare Partners, LP, Fred Nazem LLC and Fred F. Nazem (collectively, the "Reporting Persons").

                Nazem OptiCare Partners, LP ("NOP") is a private investment limited partnership which was formed under the laws of the State of Delaware. Fred Nazem LLC ("Nazem LLC") is a Delaware corporation and its principal business is to serve as the general partner of NOP. Fred F. Nazem's ("Nazem") principal employment is as Managing Partner of various venture capital limited partnerships including his role as the managing member of Nazem LLC. The business address and principal office of all Reporting Persons is 645 Madison Avenue, New York, NY 10022.

        (d)(e) During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Nazem is a citizen of the United States. Nazem OptiCare Partners LP is a limited partnership organized under the laws of Delaware. Fred Nazem LLC is a limited liability corporation incorporated under the laws of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration.

          This filing relates to 275,617 Shares of the issuer's Common Stock held by NOP and 198,626 Shares issuable upon the exercise of currently exercisable Warrants (as defined below) held by Nazem. The Shares and the Warrants were received by NOP and Nazem in connection with the merger (the "OptiCare Merger") of OptiCare Shellco Merger Corporation, a wholly-owned subsidiary of the Issuer, with and into OptiCare Eye Health Centers, Inc. ("OptiCare"), pursuant to an Agreement and Plan of merger, dated as of April 12, 1999, among the Issuer, OptiCare, OptiCare Shellco Merger Corporation, PrimeVision Health Inc. and PrimeVision Shellco Merger Corporation (the "Merger Agreements"). For further information regarding the Merger Agreement, see the Registration Statement S-4 (Registration No. 333-78501) filed by the Issuer with the Securities Exchange Commission on May 14, 1999, as amended by amendments filed with the Commission on Form S-4/A on June 24, 1999, July 16, 1999 and July 29, 1999.

          The 275,617 Shares held by NOP were issued to NOP in exchange for 23,484 shares of Class A Preferred Stock of OptiCare that NOP owned prior to the OptiCare Merger. In the OptiCare Merger, each outstanding share of Class A Preferred Stock of OptiCare was converted into the right to receive approximately 11.7364 Shares.

          The 198,626 Shares issuable upon the exercise of the Warrants were also received by Nazem in connection with the OptiCare Merger. Prior to the OptiCare Merger, Nazem held warrants to purchase 16,924 shares of Class B Preferred Stock of OptiCare. Such warrants were issued pursuant to a Warrant Agreement dated as of October 15, 1997, among OptiCare, Nazem, Oxford Health Plans, Inc. ("Oxford") Anthem Health Plans, Inc. ("Anthem"), Richard Racine ("Racine") and Philip Barak ("Barak"), as amended by an Amendment to Warrant Agreement among OptiCare, Nazem, Oxford, Anthem, Racine and Barak (as amended, the "Warrant Agreement"). Pursuant to the Merger Agreement, each outstanding warrant issued under the Warrant Agreement was exchanged automatically into a warrant (a "Warrant") to purchase approximately
          11.7364 Shares. The Warrant Agreement is attached hereto as Exhibit 1 and is incorporated by reference. The Non-Transferrable Warrant to purchase 16,924 shares of Class B Convertible Preferred Stock of OptiCare Eye Health Care Centers, Inc. issued to Nazem under the Warrant Agreement is attached hereto as Exhibit 2 and is incorporated by reference. The Amendment to the Warrant Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

Item 4.   Purpose of Transaction.

          The Shares held by NOP and the Warrant held by Nazem have been acquired for investment purposes. Each of NOP and Nazem expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions

(e) Not applicable.

          in the securities markets generally, general economic and industry conditions and other factors. Each of NOP and Nazem may at any time and from time to time acquire additional Shares or sell such Shares. The Voting Agreement was entered into as a condition to the merger described above. NOP and Nazem have no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) NOP may be considered the beneficial owner of 275,617 shares of Common Stock, which represents approximately 3.0% of the Company's outstanding shares of Common Stock.

               Nazem LLC is the general partner of NOP and may be considered the beneficial owner of the 275,617 shares of Common Stock held by NOP, which represents 3.0% of the Company's outstanding shares of Common Stock. Nazem LLC disclaims beneficial ownership of such shares.

               Nazem may be considered the beneficial owner of (i) 198,626 Shares issuable upon the exercise of the Warrants held by Nazem and (ii) because Nazem is the managing member of Nazem LLC (which is the general partner of NOP), 275,617 Shares owned by NOP. Such Shares represent, in the aggregate, approximately 5.3% of the Shares. The above calculations are based on outstanding share information derived from the pro forma projection in the Issuer's Registration Statement on Form S-4 (Registration No. 333-78501) projecting the number of shares which would be outstanding after the consummation of the transactions contemplated by the Merger Agreement. The Issuer has not filed any periodic reports since the consummation of the transactions contemplated by the Merger Agreement.

          (b) NOP has the sole power to vote and the sole power to dispose of the 275,617 shares of Common Stock it beneficially owns. Nazem LLC, as the general partner of NOP, may be deemed to share the power to vote and dispose of the Common Stock held by NOP. Nazem has the sole power to dispose of the Warrants held by him, and will acquire the sole power to vote and dispose of the 198,626 Shares issuable upon exercise of the Warrants held by him. Nazem, as the managing member of Nazem LLC, may also be deemed to share the power to vote and dispose of the 276,617 Shares held by NOP.

          (c) Prior to the merger described above, (i) NOP held 23,484 shares of Class A Preferred Stock of OptiCare and (ii) Nazem held warrants to purchase 16,924 shares of Class B Preferred Stock of OptiCare. See Item 3 above for information regarding the OptiCare Merger. There were no other purchases or sales of Shares by NOP, Nazem LLC or Nazem in the past 60 days.

          (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned by any Reporting Person.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          As noted in Item 3 above, prior to the OptiCare Merger, Nazem held 16,924 shares of Class B Preferred Stock of OptiCare issuable upon the exercise of warrants issued pursuant to the Warrant Agreement. In connection with the OptiCare Merger, each outstanding warrant issued under the Warrant Agreement was exchanged automatically into a warrant to purchase approximately 11.7364 Shares. As a result, Nazem now holds 198,626 Shares issuable upon exercise of Warrants under the Warrant Agreement.

          In connection with the closing of the OptiCare Merger, each of NOP and Nazem entered into a Lock-Up Agreement with the Company in which NOP and Nazem agreed not to offer, sell, loan, pledge, contract to sell, grant any rights to purchase or otherwise dispose, of its Shares (including Shares issuable upon exercise of its Warrants) for a period of 180 days following the closing of the OptiCare Merger. The NOP and Nazem Lock-Up Agreements are attached hereto as Exhibit 4 and incorporated herein by reference.

          In addition, with the OptiCare Merger, each of NOP and Nazem entered into an Affiliate Agreement with the Issuer in which NOP and Nazem (i) agreed not to sell, transfer or otherwise dispose of their Shares in violation of the Securities Act of 1933; and (ii) acknowledged that, because each of NOP and Nazem may be deemed to an "affiliate" of OptiCare, its Shares must be held indefinitely by NOP and Nazem unless
          (a) the distribution of Shares has been registered under the Securities Act, (b) the sale of the Shares is made in conformity with Rule 145 promulgated under the Securities Act, or (c) in the opinion of counsel acceptable to the Issuer, some other exemption from registration is available with respect to any such proposed distribution, sale, transfer or other disposition of the Shares. The NOP and Nazem Affiliate Agreements are attached hereto as Exhibit 5 and are incorporated herein by reference.

          Before the OptiCare Merger, OptiCare, NOP, Nazem, Oxford and certain other persons who were stockholders of OptiCare before the Opticare Merger were parties to a certain Amended and Restated Stockholder's Agreement (the "OptiCare Stockholders' Agreement"), dated as of October 15, 1997, that contained provisions such as restrictions on transfers of shares, rights of first refusal, co-sale rights and provisions relating to the election of directors. Pursuant to a Second Amended and Restated Stockholder's Agreement entered into in connection with the OptiCare merger, the Opticare Stockholder's Agreement was amended and restated (effective immediately upon the effectiveness of the OptiCare Merger) so as to terminate all of its provisions and to add certain provisions designed to create financial disincentives for certain employee-stockholders of OptiCare who compete with OptiCare in violation of applicable covenants not to compete. The Second Amended and Restated Stockholder's Agreement is attached hereto as exhibit 6 and is incorporated herein by reference.

          Before the OptiCare Merger, OptiCare, NOP, Nazem, Oxford and certain other persons who were stockholders of OptiCare before the Opticare Merger were parties to a certain Registration Rights Agreement (the "OptiCare Registration Rights Agreement"), dated as of October 15, 1997, that provided for certain demand and piggy-back registration rights in favor of the stockholders. The OptiCare Registration Rights Agreement was terminated, effective as of the OptiCare Merger, pursuant to a certain Agreement With Respect to Termination of Registration Rights Agreement.

          To the best of NOP's knowledge, Nazem LLC's knowledge and Nazem's knowledge, except as set forth under Item 6 and elsewhere in this
          Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons and entities named in Item 2, or between such persons or entities and any other person, with respect to any securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

           Exhibit 1 Warrant Agreement dated as of October 15, 1997, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Fred Nazem, Anthem Health Plans, Inc., Richard Racine and Philip Barak.

           Exhibit 2 Non-Transferrable Warrant to Purchase Class B Convertible preferred Stock of OptiCare Eye Health Centers, Inc., dated as of October 15, 1997, issued to Fred Nazem.

           Exhibit 3 Amendment to Warrant Agreement, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Fred Nazem, Anthem Health Plans, Inc., Richard Racine and Philip Barak.

           Exhibit 4 Lock-up Agreements, dated August 9, 1999, among Saratoga Resources, Inc. (a/k/a OptiCare Health Systems, Inc.) and Nazem OptiCare Partners LP and Fred Nazem.

           Exhibit 5 Affiliates Agreements, dated August 9, 1999, among Saratoga Resources, Inc. (a/k/a OptiCare Health Systems, Inc.) and Nazem OptiCare Partners LP and Fred Nazem.

           Exhibit 6 Second Amended and Restated Stockholder's Agreement, dated July 30, 1999, among OptiCare Eye Health Centers, Inc. Oxford Health Plans, Inc., Nazem OptiCare Partners, LP, Fred Nazem, and certain other parties.

                      [the next page is the signature page]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October   , 1999                 Nazem OptiCare Partners LP
                                         By: Fred Nazem LLC
                                         As General Partner

                                         By:
                                            ------------------------------------
                                         Name:  Fred Nazem
                                         Title: Managing Member

                                         Fred Nazem LLC

                                         By:
                                            ------------------------------------
                                         Name: Fred Nazem
                                         Title: Managing Member

                                         ---------------------------------------
                                         Fred Nazem